FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
 55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada
M4V 2Y7

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2007	CRYPTOLOGIC INC. Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

ALL DOLLAR AMOUNTS IN US$

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic secures exclusive licence for ‘Jewel Quest®’

E-gaming software developer the first to introduce the popular treasure hunt game in a play-for-real format

May 2, 2007 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, continues to bring the Internet’s most popular online casual games to the world’s most popular Internet casinos. The company announced today that its wholly-owned subsidiary, WagerLogic Limited, has secured an agreement for the exclusive rights to develop the first-ever slot version of Jewel Quest®, an award-winning, hugely popular and visually stunning puzzle-match game by iWin, Inc.

Jewel Quest is the third and latest in CryptoLogic’s casual games series, which includes slot adaptations of wildly popular online games such as BejeweledTM and CubisTM. Players can join the fast-paced treasure hunt on CryptoLogic-powered Internet casinos as of June 2007.

“CryptoLogic continues to pioneer play-for-real casino versions of wildly popular Internet games such as Bejeweled and Cubis — and we’re confident that we have a new ‘jewel’ in our crown,” said Javaid Aziz, CryptoLogic’s President and CEO. “Jewel Quest’s exciting bonus rounds, ever-changing layers and spectacular visuals are certain to engage players everywhere. Based on the popularity of CryptoLogic’s casual game series, it’s clear we’ve enhanced entertainment for players — and enhanced business for our customers. The addition of Jewel Quest to our award-winning casino line up is further proof that CryptoLogic is leading the way with some of the Internet’s most exciting and innovative entertainment concepts.”

Listed as one of the top three grossing online casual games, Jewel Quest is widely played on major portals such as MSN.com, Yahoo! and AOL. It has been downloaded more than 40 million times since its debut in 2004. In a unique twist on the classic matching game, players can explore the ancient Mayan civilization and join a hunt for hidden treasures, jeweled skulls, gold coins, masks, statues and diamonds. When they match consecutive artifacts, the tiles underneath them turn to gold. Once all of the tiles have been transformed, players can unlock a bonus prize and move onto the next of five levels of play. With wagers starting at £1, players can win up to 2,000 times their bet.

“With another exciting product in our steady stream of casino innovations, CryptoLogic continues to break new ground in the Internet casino market — increasing player loyalty and delivering success for our licensees,” added A.J. Slivinski, WagerLogic’s Managing Director.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer and supplier. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized to blue chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq Global Select Market (symbol: CRYP) and on the Main Market of the London Stock Exchange (symbol: CRP).

TEL (416) 545-1455 FAX (416) 545-1454

1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

About iWin, Inc.

iWin, Inc. is a premier developer, publisher and distributor of best-selling casual games. Founded in 2001, iWin creates games that are played across multiple platforms and channels. iWin’s games, such as Family Feud™ and Jewel Quest® 2, are distributed at retail locations, mobile platforms, its games portal, and other top online destinations. iWin.com offers more than 300 single-player and multiplayer casual games, spanning across all genres. For more information, please visit http://www.iwin.com.

Jewel Quest and iWin.com are registered trademarks of iWin, Inc. All rights reserved.

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Communications, (416) 968-7311 (North American media)
Ken Wightman, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylecommunications.com
Dan Tisch, ext. 223/dtisch@argylecommunications.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.